UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

15 February 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD. BY: /S/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Elli Levinson Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

Blue Square Announces Resignation of a Director and Change of officers

ROSH HAAYIN, Israel, February 15, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that Mr. Davidi Merom has ended his position as a director in Blue Square’s Board of Directors, effective February 15, 2006. Mr. Merom has served as a director from June 2003.

Blue Square expresses its appreciation and Thanks to Mr. Merom for his contribution to Blue Square.

It was further announced by Blue Square today that Mrs. Iris Penso has ended serving as General Counsel & Corporate Secretary Of Blue Square. Mrs. Penso has served as General Counsel & Corporate Secretary from October 2001.

Blue Square expresses its appreciation to Mrs. Penso for her contribution to Blue Square during her service at Blue Square.

The Board of Directors has appointed Mr. Elli Levinson Sela as the General Counsel & Corporate Secretary of Blue Square, as of February 15, 2006.

Mr. Elli Levinson Sela has an LLB degree (with honors) from The Hebrew University in Jerusalem and has more then 13 years of experience in private legal practice of commercial, Corporate and civil law.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 169 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.